Mail Stop 4561

November 6, 2007

VIA U.S. MAIL AND FAX (312) 264-4401

Allen Goodman
Principal Financial and Accounting Officer
Rogers International Raw Materials Fund, L.P.
c/o Beeland Management Company, L.L.C
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

>   **Re: Rogers International Raw Materials Fund, L.P.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed April 6, 2007**
>   **Form 10-Q for Quarterly Period Ended**
>   **June 30, 2007**
>   **Filed August 14, 2007**
>   **File No. 000-51836**

Dear Mr. Goodman:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

General

1.   We note your financial statements are unaudited. Please tell us how you have
        complied with Regulation S-X, or amend your filing to include an audit opinion.

Exhibits

2.   We note you do not include the certifications required under Exchange Act Rules
        13a-14(a) and 15d-14(a). Please amend your filing to include these certifications
        or tell us why management has excluded the certifications and their basis for
        doing so.

Form 10-Q for the quarterly period ended June 30, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 18

3.   We note you do not include a discussion of the material changes in your results of
        operations. Please tell us how you have complied with Item 303(B) of Regulation
        S-K, or tell us why you believe it was not necessary to include this discussion.

                                    *   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief